COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20781

7th December 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 30 November 2007 relating to holding(s) in company.
2. Stock Exchange announcement dated 04 December 2007 relating to total voting rights.
3. Stock Exchange announcement dated 04 December 2007 relating to holding(s) in company.
4. Notice of allotment of shares or securities on Form 88(2) dated 30 November 2007.
5. 2 x Notice of allotment of shares or securities on Form 88(2) dated 04 December 2007.
6. General Purposes Committee resolution allotting securities dated 30 November 2007.
7. 2 x General Purposes Committee resolutions allotting securities dated 04 December 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:39 30-Nov-07
Number	8719I

RNS Number:8719I
Cobham PLC
30 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

COBHAM PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

AVIVA PLC & ITS SUBSIDIARIES

4. Full name of shareholder(s) (if different from 3.):

REGISTERED HOLDER:

BNY NORWICH UNION NOMINEES LIMITED	12,487,117*
BT GLOBENET NOMINEES LIMITED	3,720*
CHASE GA GROUP NOMINEES LIMITED	30,292,892*
CHASE NOMINEES LIMITED	3,227,247*
CUIM NOMINEE LIMITED	10,086,246*
VIDACOS NOMINEES LIMITED	187,979*

* DENOTES DIRECT INTEREST

CHASE NOMINEES LIMITED	2,819,040
CUIM NOMINEE LIMITED	1,796,688

VIDACOS NOMINEES LIMITED 514,549

5. Date of the transaction and date on which the threshold is crossed or reached if different):

27 NOVEMBER 2007

6. Date on which issuer notified:

29 NOVEMBER 2007

7. Threshold(s) that is/are crossed or reached:

5% TO 4% CHANGE AT DIRECT INTEREST LEVEL

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB00B07KD360	61,881,478	61,881,478

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	56,285,201	56,285,201	5,130,277	4.96%	0.45%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
61,415,478	5.41%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

SEE SECTION 4

Proxy Voting:

10. Name of the proxy holder:

SEE SECTION 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

FIGURES ARE BASED ON A TOTAL NUMBER OF VOTING RIGHTS OF 1,134,899,759

14. Contact name:

NEIL WHITTAKER

15. Contact telephone number:

01603 684420

Annex Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	10:28 04-Dec-07
Number	1053J

RNS Number:1053J
Cobham PLC
04 December 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,135,043,039 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,135,043,039.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	10:05 04-Dec-07
Number	1013J

RNS Number:1013J
Cobham PLC
04 December 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

COBHAM PLC

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

3. Full name of person(s) subject to the notification obligation:

LLOYDS TSB GROUP PLC

4. Full name of shareholder(s) (if different from 3.):

NOMINEES (JERSEY) LTD
PERRY NOMINEES LTD
BOLTRO NOMINEES LTD
LLOYDS BANK (PEP) NOMINEES LTD
STATE STREET NOMINEES LTD

5. Date of the transaction and date on which the threshold is crossed or reached if different):

30TH NOVEMBER 2007

6. Date on which issuer notified:

3RD DECEMBER 2007

7. Threshold(s) that is/are crossed or reached:

FALLEN BELOW 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORD GBP0.025 B07KD36	79,941,245	79,941,245

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
ORD GBP0.025 B07KD36	79,161,245		79,161,245		6.975

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
79,161,245	6.975

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

1500 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

160,039 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

31,653 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

106,324 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

78,861,729 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

CENTRAL DISCLOSURE UNIT

15. Contact telephone number:

+44 (0) 1444 418127

END

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SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	56,600		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	56,600
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed JM POPE Date 3/12/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	14,661		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 14,661
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 4/12/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

18114.64

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	28-NOV-2007	
No of Shares	14661	17600.77
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	28-NOV-2007 at 16:14	
Pages Printed :	00003	

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
6634770267	HOAR, SM MISS	102 BARONS MEAD SO16 9TD	1215	1858.95	21028
8871152165	WELLS, P DR	3 BECKINGHAM ROAD GU2 8BN	8110	8726.36	21028
6634756767	ANDERSON, D MRS	286 HILL LANE SO15 7NU	1329	2033.37	21028
6634781867	WHITE, G MR	1 DRAKES CLOSE SO45 5BP	1477	2259.81	21028
8870607265	ANDERSON, D MRS	286 HILL LANE SO15 7NU	370	398.12	21028
8870668465	WHITE, G MR	1 DRAKES CLOSE SO45 5BP	380	408.88	21028
8870623465	HOAR, S M MISS	102 BARONS MEAD SO16 9TD	1780	1915.28	21028

Account No	Employee Details					Option Details			
006634756767	MRS D ANDERSON		Emp No0018	Open Date	010207	Opt Price	1.530000	Company Amt	2033.37
	DIANE		NI No YX332030C	Grant Date	061106	Shares Exer	1329	Cheque No	055565
	286 HILL LANE			Term	3	Balance	2034.00	Ind Amount	0.63
	SOUTHAMPTON			Sub Amount	226.00	Interest	0.00	Cheque No	055568
			Left Date 300907	Reason	REDUND				
			Location RACAL						
		SO15 7NU							
008870607265	MRS D ANDERSON		Emp No0018	Open Date	010205	Opt Price	1.076000	Company Amt	398.12
	DIANE		NI No YX332030C	Grant Date	161104	Shares Exer	370	Cheque No	055565
	286 HILL LANE			Term	3	Balance	396.00	Ind Amount	9.10
	SOUTHAMPTON			Sub Amount	12.00	Interest	11.22	Cheque No	055570
			Left Date 300907	Reason	REDUND				
			Location RACAL						
		SO15 7NU							
006634770267	MISS SM HOAR		Emp No0073	Open Date	010207	Opt Price	1.530000	Company Amt	1858.95
	SUSAN		NI No YL171292A	Grant Date	061106	Shares Exer	1215	Cheque No	055565
	102 BARONS MEAD			Term	3	Balance	2046.00	Ind Amount	187.05
	MAYBUSH			Sub Amount	186.00	Interest	0.00	Cheque No	055566
	SOUTHAMPTON		Left Date 300507	Reason	REDUND				
			Location RACAL						
		SO16 9TD							
008870623465	MISS S M HOAR		Emp No0073	Open Date	010205	Opt Price	1.076000	Company Amt	1915.28
	SUSAN		NI No YL171292A	Grant Date	161104	Shares Exer	1780	Cheque No	055565
	102 BARONS MEAD			Term	3	Balance	1925.00	Ind Amount	61.17
	MAYBUSH			Sub Amount	55.00	Interest	51.45	Cheque No	055572
	SOUTHAMPTON		Left Date 300507	Reason	REDUND				
			Location RACAL						
		SO16 9TD							
008871152165	DR P WELLS		Emp No3122	Open Date	010205	Opt Price	1.076000	Company Amt	8726.36
	PATRICIA		NI No NR959737C	Grant Date	161104	Shares Exer	8110	Cheque No	055565
	3 BECKINGHAM ROAD			Term	3	Balance	8500.00	Ind Amount	7.39
	GUILDFORD			Sub Amount	250.00	Interest	233.75	Cheque No	055567
			Left Date 310507	Reason	TUPETF				
			Location ERA						
		GU2 8BN							

Account No	Employee Details											
							Option Details					
006634781867	MR G WHITE		Emp No0050		Open Date	010207	Opt Price	1.530000	Company Amt	2259.81
	GEOFFREY		NI No YM593294A		Grant Date	061106	Shares Exer	1477	Cheque No	055565
	1 DRAKES CLOSE				Term	3	Balance	2486.00	Ind Amount	226.19
	DIBDEN PURLIEU				Sub Amount	226.00	Interest	0.00	Cheque No	055569
	HYTHE		Left Date	300507	Reason	REDUND				
	SOUTHAMPTON		Location	RACAL						
		SO45 5BP								
008870668465	MR G WHITE		Emp No0050		Open Date	010205	Opt Price	1.076000	Company Amt	408.88
	GEOFFREY		NI No YM593294A		Grant Date	161104	Shares Exer	380	Cheque No	055565
	1 DRAKES CLOSE				Term	5	Balance	420.00	Ind Amount	22.34
	DIBDEN PURLIEU				Sub Amount	12.00	Interest	11.22	Cheque No	055571
	HYTHE		Left Date	300507	Reason	REDUND				
	SOUTHAMPTON		Location	RACAL						
		SO45 5BP								

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	14661
No of Individual Cheques	7
Value of Individual Cheques	513.87
Value of other ind payments	0.00

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	12,130		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	12,130
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE. Date 4/12/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee by telephone on 30th November 2007

Present: **A E Cook** - **Chairman**
W G Tucker

In attendance: J M Pope - **Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (2004)

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
20.09.04	M Wilkerson	23.11.07	56,600 "U"	£76,259.05

It was resolved that a total of 56,660 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (p)**
M Wilkerson	56,600	1.322333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 56,600 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 4th December 2007

Present: A E Cook - **Chairman**
W G Tucker

In attendance: J M Pope - **Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (2004)

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	P Stevens	1.12.07	12,130	£16,343.15

It was resolved that a total of 12,130 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
P Stevens	12,130	132.2333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 12,130 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 4th December 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 28th November 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £17,600.77) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 14,661 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedule dated 28th November 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

END